Asante Capital Group Advisors LLC

Statement of Financial Condition
March 31, 2016
(amounts expressed in U.S. dollars)

ASSETS

Cash	$ 432,118
Prepaid taxes	119,835
Prepaid expenses	4,846
Due from affiliate	108,803
Other assets	75,026
Fixed assets (net of accumulated depreciation of $3,198)	10,253
Total assets	**$ 750,881**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Compensation payable	$ 264,988
Deferred income	34,179
Accrued expenses and other liabilities	55,090
Total liabilities	**354,257**
Commitments	
Member's Equity	396,624
Total liabilities and member's equity	**$ 750,881**

See Notes to Financial Statements.